TRANSACTION STATEMENT PURSUANT TO SECTION 13(E)
                   OF THE 1934 ACT AND RULE 13E-3 THEREUNDER

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                       RULE 13e-3 TRANSACTION STATEMENT

      (Pursuant to Section 13(e) of the Securities exchange act of 1934)

                      [Amendment No. 1 - Final Amendment]

                        THE STROBER ORGANIZATION, INC.
                             (Name of the Issuer)

           THE STROBER ORGANIZATION, INC., HAMILTON ACQUISITION LLC,
       HAMILTON NY ACQUISITION CORP., ROBERT J. GAITES AND JOHN YANUKLIS
                     (Name of Person(s) Filing Statement)

                          COMMON STOCK $.01 PAR VALUE
                        (Title of Class of Securities)

                                  863318 10 1
                     (CUSIP Number of Class of Securities)

       STANLEY U. NORTH, III, ESQ.
SILLS CUMMIS ZUCKERMAN RADIN TISCHMAN EPSTEIN &    LAURA C. HODGES TAYLOR, P.C.
              GROSS, P.A.                          GOODWIN, PROCTER & HOAR LLP
         ONE RIVERFRONT PLAZA                            EXCHANGE PLACE
     NEWARK, NEW JERSEY 07102-5400             BOSTON, MASSACHUSETTS 02109-2881
            (201) 643-7000                                  (617) 570-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):
   a. <square>The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities exchange Act of 1934.
   b. <square>The filing of a registration statement under the Securities act of 1933.
   c. <square>A tender offer.
   d. <checkbox>None of the above.

   Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: <square>
CALCULATION OF FILING FEE
                  Transaction                         Amount of filing fee (2)
                  Valuation (1)

                  $    0                              $   0
(1)The transaction for which the Schedule 13E-3 to which this filing is an amendment no longer requires the filing of a Schedule 13E-3. Accordingly, there is no transaction valuation or filing fee in connection therewith.
(2)The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50th of one percent of the transaction value.

   <square>Check box if any part of the fee is offset as provided by Rule 0-
      11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party:           N/A
Date File:              N/A

   This Amendment No. 1 (the "Amendment") amends and supersedes the Rule 13e-3 Transaction Statement filed on Schedule 13E-3 (the "Transaction Statement") by The Strober Organization, Inc., a Delaware corporation (the "Company"), Hamilton Acquisition LLC, a Delaware limited liability company (the "Purchaser"), Hamilton NY Acquisition Corp., a Delaware corporation ("Acquisition Sub"), Robert J. Gaites, an individual, and John Yanuklis, an individual, in connection with the transaction (the "Transaction") contemplated by the Amended and Restated Agreement and Plan of Merger dated as of November 11, 1996 by and among the Purchaser, Acquisition Sub and the Company.

   This Amendment is being filed to withdraw the Transaction Statement as a filing on Schedule 13E-3 with respect to the Transaction is no longer required.

                                   SIGNATURE


   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              THE STROBER ORGANIZATION, INC.



                              By:/s/ DAVID J. POLISHOOK
			      --------------------------------
                              Name: David J. Polishook
                              Title: Chief Financial Officer


DATED: March 26, 1997

                                   SIGNATURE


   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              HAMILTON ACQUISITION LLC



                              By:/s/ WARREN T. MORRISON
			      ------------------------------
                              Name:  Warren T. Morrison


DATED: March 26, 1997

                                   SIGNATURE


   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              HAMILTON NY ACQUISITION CORP.


                              By:/s/ WARREN T. MORRISON
			      ------------------------------
                              Name:  Warren T. Morrison


DATED: March 26, 1997

                                   SIGNATURE


   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                              By:/s/ ROBERT J. GAITES
			      -------------------------------
                              Robert J. Gaites


DATED: March 26, 1997

                                   SIGNATURE


   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                              By:/s/ JOHN YANUKLIS
			      --------------------------------
                              John Yanuklis


DATED: March 26, 1997